Exhibit 99.1

Silvercorp Reports Operational Results and Financial Results Release Date for Fiscal 2026, and Issues Fiscal 2027 Production, Cash Cost, and Capital Expenditure Guidance

Trading Symbol: TSX/NYSE American: SVM

VANCOUVER, BC, April 16, 2026 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reports production and sales figures for the fourth quarter ("Q4 Fiscal 2026") and fiscal year ended March 31, 2026 ("Fiscal 2026") and the production and cost guidance for the 2027 fiscal year ending March 31, 2027 ("Fiscal 2027"). Silvercorp expects to release its Fiscal 2026 audited financial results on Monday, May 25, 2026, after market close.

Q4 Fiscal 2026 Operational Highlights

•	Record revenue of approximately $147.4 million, an increase of 96% over the same quarter last year ("Q4 Fiscal 2025");
•	Silver production of 1.5 million ounces, a decrease of 11% over Q4 Fiscal 2025; silver equivalent (only silver and gold)[i] production of 1.6 million ounces, a decrease of 17% compared to 1.9 million ounces in Q4 Fiscal 2025;
•	Lead production of 14.0 million pounds, a decrease of 14% over Q4 Fiscal 2025;
•	Zinc production of 3.9 million pounds, a decrease of 12% over Q4 Fiscal 2025;
•	Kuanping mine construction continued, with 1,335 metres ("m") of ramp development, 313 m of exploration tunneling and 1,625 m of drilling completed;
•	El Domo mine construction continued to advance under enhanced water and soil conservation measures during the heavy rainfall season, with the haul roads and the ore stockpile shed completed; and
•	MSCI ESG rating was upgraded from A to AA.

Fiscal 2026 Operational Highlights

•	Record revenue of approximately $438.1 million, an increase of 47% over Fiscal 2025;
•	Ore processed of 1,475,512 tonnes, up 12% over Fiscal 2025, and beat the high end of 1,369,000 tonnes in the Company's annual production guidance;
•	Silver production of approximately 6.8 million ounces, a 2% decrease over Fiscal 2025; gold production of approximately 8,723 ounces, a 16% increase over Fiscal 2025, and silver equivalent of 7.5 million ounces, even with Fiscal 2025; and
•	El Domo mine completed the site preparation for the processing plant, 5,000 square metre ROM ore shed, construction camp, internal roads, including roads to the TSF construction site, and orders of major equipment.

Q4 Fiscal 2026 Operational Results

The Ying Mining District processed 311,677 tonnes of ore, up 2% over Q4 Fiscal 2025. Approximately 1.4 million ounces of silver, 2,492 ounces of gold, or 1.5 million ounces of silver equivalent, plus 12.9 million pounds of lead, and 1.4 million pounds of zinc were produced, representing production decreases of 20%, 11%, 18%, 17%, and 30% in gold, silver, silver equivalent, lead and zinc, respectively, over Q4 Fiscal 2025. Lower production was due to lower head grades associated with an increase in shrinkage mining. A total of 48,492 m of drilling and 13,239 m of exploration tunneling were completed in Q4 Fiscal 2026.

The GC Mine processed 48,840 tonnes of ore, up 17% over Q4 Fiscal 2025. Approximately 0.1 million ounces of silver, 1.1 million pounds of lead, and 2.5 million pounds of zinc were produced, representing increases of 3%, 51% and 4% in silver, lead and zinc over Q4 Fiscal 2025. A total of 6,050 m of drilling and 1,393 m of exploration tunneling were completed in Q4 Fiscal 2026.

	Q4 Fiscal 2026			Q4 Fiscal 2025
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Silver-lead Ore Processed (tonnes)	279,627	48,840	328,467	265,199	41,760	306,959
Silver (grams/tonne)	161	52		198	61
Lead (%)	2.2	0.9		2.9	0.9
Zinc (%)	0.4	2.6		0.5	2.9

Gold Ore Processed (tonnes)	32,050	-	32,050	39,025	-	39,025
Gold (grams/tonne)	1.1	-		1.4	-
Silver (grams/tonne)	54	-		62	-
Lead (%)	0.9	-		0.7	-
Total Ore Processed (tonnes)	311,677	48,840	360,517	304,224	41,760	345,984

Recovery Rates
Silver (%)	95.0	86.3		94.2	83.7
Gold (%)*	90.8	-		91.7	-
Lead (%)	93.2	93.5		92.3	87.4
Zinc (%)	63.9	90.6		67.3	90.3

Metals Produced
Silver (million ounces)	1.4	0.1	1.5	1.6	0.1	1.6
Gold (ounces)	2,492	-	2,492	3,110	-	3,110
Silver equivalent (million ounces)	1.5	0.1	1.6	1.9	0.1	1.9
Lead (million pounds)	12.9	1.1	14.0	15.6	0.7	16.3
Zinc (million pounds)	1.4	2.5	3.9	2.0	2.4	4.4

Metals Sold
Silver (million ounces)	1.4	0.1	1.5	1.5	0.1	1.6
Gold (ounces)	2,623	-	2,623	3,465	-	3,465
Lead (million pounds)	12.8	0.8	13.6	15.5	0.8	16.3
Zinc (million pounds)	1.4	2.4	3.9	2.1	2.4	4.5
*Only representing the gold recovery rate for Gold Ore.

Fiscal 2026 Operational Results

At the Ying Mining District, 1,188,459 tonnes of ore were processed, up 17% over Fiscal 2025. A total of 6.3 million ounces of silver, 8,723 ounces of gold, or 7.0 million ounces of silver equivalent, 55.1 million pounds of lead and 6.6 million pounds of zinc were produced, representing an increase of 16% in gold and decreases of 1%, 1%, 3% and 23% in silver, silver equivalent, lead and zinc, respectively, over Fiscal 2025.

At the GC Mine, 287,053 tonnes of ore were processed, representing a decrease of 4% over Fiscal 2025. A total of 0.5 million ounces of silver, 5.2 million pounds of lead, and 15.1 million pounds of zinc were produced, representing an increase of 3% in zinc, and decreases of 11% and 2% in silver and lead, respectively, over Fiscal 2025.

	Year ended March 31, 2026			Year ended March 31, 2025
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Silver-lead Ore Processed (tonnes)	1,066,970	287,053	1,354,023	927,171	299,036	1,226,207
Silver (grams/tonne)	193	59		225	67
Lead (%)	2.5	0.9		3.0	0.9
Zinc (%)	0.4	2.7		0.6	2.5

Gold Ore Processed (tonnes)	121,489	-	121,489	86,488	-	86,488
Gold (grams/tonne)	1.3	-		1.7	-
Silver (grams/tonne)	61	-		72	-
Lead (%)	0.9	-		0.9	-
Total Ore Processed (tonnes)	1,188,459	287,053	1,475,512	1,013,659	299,036	1,312,695

Recovery Rates
Gold (%)*	92.7	-		92.9
Silver (%)	95.4	85.7		94.7	83.1
Lead (%)	93.7	93.4		93.6	89.3
Zinc (%)	64.1	91.3		69.7	90.3

Metals Produced
Silver (million ounces)	6.3	0.5	6.8	6.4	0.5	6.9
Gold (ounces)	8,723	-	8,723	7,495	-	7,495
Silver equivalent (million ounces)	7.0	0.5	7.5	7.1	0.5	7.6
Lead (million pounds)	55.1	5.2	60.4	56.8	5.3	62.2
Zinc (million pounds)	6.6	15.1	21.7	8.6	14.8	23.3

Metals Sold
Silver (million ounces)	6.4	0.5	6.8	6.4	0.5	6.9
Gold (ounces)	8,857	-	8,857	7,577	-	7,577
Lead (million pounds)	55.0	5.0	60.0	56.8	5.5	62.3
Zinc (million pounds)	6.6	15.1	21.7	8.6	14.9	23.5
*Only representing the gold recovery rate for Gold Ore.

Fiscal 2027 Production, Cash Cost, and Capital Expenditure Guidance

•	Guidance for Fiscal 2027 production, cash and all-in sustaining costs (AISC)

In Fiscal 2027, the Company expects to process 1,526,600 to 1,607,000 tonnes of ore, yielding approximately 6.8 to 7.1 million ounces of silver, 9,500 to 10,000 ounces of gold, or 7.5 to 7.8 million ounces of silver equivalent, 62.7 to 65.8 million pounds of lead, and 22.3 to 23.4 million pounds of zinc. The guidance represents increases of 3% to 9% in ore processed, 0.04% to 4% in silver, 9% to 15% in gold, 4% to 9% in lead, and 3% to 8% in zinc production compared to the Fiscal 2026 results.

	Fiscal 2027 Guidance						Year ended March 31, 2026
Production	Ying Mining District		GC		Consolidated		Ying Mining District	GC	Consolidated
	Low	High	Low	High	Low	High	Actual
Silver-lead Ore Processed (tonnes)	1,106,000	1,164,000	290,000	305,000	1,396,000	1,469,000	1,066,970	287,053	1,354,023
Silver (gram/t)	201		68				193	59
Lead (%)	2.7		1.0				2.5	0.9
Zinc (%)	0.4		2.7				0.4	2.7

Gold Ore Processed (tonnes)	131,000	138,000	-	-	131,000	138,000	121,489	-	121,489
Gold (gram/t)	1.7						1.3
Silver (gram/t)	42						61
Lead (%)	0.5						0.9
Total Ore Processed (tonnes)	1,237,000	1,302,000	290,000	305,000	1,526,600	1,607,000	1,188,459	287,053	1,475,512

Metal Production
Silver (million ounces)	6.4	6.6	0.5	0.5	6.8	7.1	6.3	0.5	6.8
Gold (ounces)	9,500	10,000	-	-	9,500	10,000	8,723	-	8,723
Silver Equivalent (million ounces)	7.1	7.3	0.5	0.5	7.5	7.8	7.0	0.5	7.5
Lead (million pounds)	56.4	59.2	6.3	6.6	62.7	65.8	55.1	5.2	60.4
Zinc (million pounds)	6.8	7.1	15.5	16.3	22.3	23.4	6.6	15.1	21.7

	Fiscal 2027 Guidance						Nine months ended December 31, 2025
Costs	Ying Mining District		GC		Consolidated		Ying Mining District	GC	Consolidated
Cash Cost ($/t)	88.2	90.4	63.1	64.6	83.3	85.4	80.2	57.8	75.5
AISC ($/t)	155.4	161.2	90.4	93.3	155.3	161.2	134.1	82.9	137.2

The Ying Mining District plans to process 1,237,000 to 1,302,000 tonnes of ore, including nominal development ore from Kuanping, to produce 6.4 to 6.6 million ounces of silver, 9,500 to 10,000 ounces of gold, 56.4 to 59.2 million pounds of lead, and 6.8 to 7.1 million pounds of zinc for Fiscal 2027. This production guidance represents production increases of 4% to 10% in ore, 0.1% to 4% in silver, 9% to 15% in gold, 2% to 7% in lead and 3% to 8% in zinc, compared to the Fiscal 2026 results.

The cash costii at the Ying Mining District is expected to be $88.2 to $90.4 per tonne of ore, compared to the cash cost of $80.2 for the first nine months of Fiscal 2026 ended December 31, 2025. The all-in sustaining cost (AISC)ii is estimated at $155.4 to $161.2 per tonne, higher than the AISC of $134.1 recorded in the first nine months of Fiscal 2026. The higher cash cost and AISC are due to anticipated increases in contractor unit costs and more development tunnels and facilities planned for higher ore production in Fiscal 2027 and beyond. More details on the near and longer term mine plan will be contained in an updated NI 43-101 technical report expected to be released in the coming weeks.

The GC Mine plans to process 290,000 to 305,000 tonnes of ore to produce 0.46 to 0.49 million ounces of silver, 6.3 to 6.6 million pounds of lead, and 15.5 to 16.3 million pounds of zinc. Fiscal 2027 production guidance at the GC Mine represents production increases of 1% to 6% in ore and 0.4% to 7% in silver, 20% to 26% in lead and 2% to 8% in zinc compared to the Fiscal 2026 results.

The cash cost at the GC Mine is expected to be $63.1 to $64.6 per tonne of ore, compared to $57.8 recorded in the first nine months of Fiscal 2026. The AISC is estimated at $90.4 to $93.3 per tonne of ore processed, compared to $82.9 recorded in the first nine months of Fiscal 2026 as more exploration tunneling has been planned in Fiscal 2027.

The consolidated cash cost in Fiscal 2027 is expected to be $83.3 to $85.4 per tonne, while the consolidated AISC is expected to be $155.3 to $161.2 per tonne.

Fiscal 2027 capital expenditure guidance for China Operations

The table below summarizes the capital expenditures the Company expects to incur for our China Operations in Fiscal 2027.

			Fiscal 2027 Guidance
			Ying Mining District	GC Mine	Kuanping	Total
Capitalized Expenditures	Ramp and Development Tunneling	(Metres)	53,200	4,500	7,600	65,300
		($ Million)	37.2	2.7	3.9	43.8
	Exploration Tunneling	(Metres)	90,200	14,200	4,400	108,800
		($ Million)	35.3	5.9	1.4	42.6
	Diamond Drilling	(Metres)	91,100	34,300	5,300	130,700
		($ Million)	2.8	0.8	0.2	3.8
	Facilities and Equipment	($ Million)	26.1	0.7	1.3	28.1
	No. 3 Mill	($ Million)	22.7	-	-	22.7
	Total	($ Million)	124.1	10.1	6.8	141.0

1. Ying Mining District

The total capital expenditures at the Ying Mining District in Fiscal 2027 is estimated at $124.1 million as the Company continues to increase production and grow its mineral resources.

•	$37.2 million to develop 53,200 m of ramps and tunnels, enabling access for mining of new areas where exploration has identified additional material, to be outlined in the upcoming technical report;
•	$35.3 million to develop 90,200 m of exploration tunnels and to spend $2.8 million to drill 91,100 m of exploration diamond drill holes;
•	$26.1 million in facilities and equipment upgrades. Major items include $6.8 million for mining equipment replacement, $7.6 million for waste dump construction, $4.5 million for substation upgrades and $5.6 million for infrastructure and the TSF; and
•	$22.7 million out of the total $31.6 million to build a new mill, the No. 3 Mill, expected to add 3,000 tonnes per day of capacity, and be commissioned in Q1 Fiscal 2028.

The No. 3 Mill is under design and construction, and intended to meet the increasing demand on ore processing at the Ying Mining District where annual mine throughput is expected to reach 1.6 million tonnes per year by fiscal year 2029. The No. 1 Mill will be decommissioned, leaving Ying with a net effective 6,300 tonnes per day of milling capacity.

The following table summarizes the estimated budget and construction schedules for the new Mill:

Category	Description	Target Completion Schedule	Estimated Expenditures
			(in millions of US$)
			Fiscal 2027	Beyond Fiscal 2027	Total
Design & Permitting	Land Lease & Rezoning	Apr-26	0.6	-	0.6
	Design & Engineering	May-26	0.2	-	0.2
	Environmental & Safety Assessment	Jul-26	0.1	-	0.1
Construction & Equipment	Site Preparation	Apr-26	0.8	0.3	1.1
	Road Construction	Jun-27	0.4	0.2	0.5
	Mill Construction	Mar-27	6.5	2.8	9.2
	Equipment Acquisition	Nov-26	10.8	0.6	11.4
	Installation	Mar-27	1.0	2.7	3.7
	Contingency	Apr-27	2.4	2.4	4.7
Total Expenditures			22.7	8.9	31.6

•	Development tunneling, equipment replacement and facilities upgrades, other than the new mill, have been included in AISC.

2. GC Mine

The total capital expenditures at the GC Mine in Fiscal 2027 is estimated at $10.1 million to maintain its production and mineral resources.

•	$2.7 million to develop 4,500 m of ramps and tunnels;
•	$5.9 million to develop 14,200 m of exploration tunnels and to spend $0.8 million to drill 34,300 m of exploration diamond drill holes; and
•	$0.7 million on equipment replacement, facility upgrades and construction.
•	Development tunneling, equipment replacement and facilities upgrade have been included in AISC.

3. Kuanping Project

Underground mine construction continues as preparations for production move forward, with a total investment of $6.8 million which includes $3.9 million for 7,600 m of ramp and tunnel development, $1.4 million for 4,400 m of exploration tunnels, $0.2 million for 5,300 m of diamond drilling and $1.3 million for equipment and facilities.

Fiscal 2027 capital expenditure guidance for Ecuador Operations

1. El Domo Project

The table below summarizes the costs to construct the El Domo Project:

		Fiscal 2027
		($ Million)
1	Package #1 - Site preparation/Roads/Channels/TSF/SWD	$ 27.7
2	Package #2 - Open Pit Mining and Stripping	23.1
3	Package #3 - Processing Plant Construction and Equipment	36.1
4	Temporary and Permanent Camps	3.0
5	Packages #4, 5 -Site Infrastructure (bypass roads, power line, standby diesel generators, water treatment plant)	23.8
	Direct costs sub-total	$ 113.7
6	Owner's Contingency	11.5
7	Owner's Cost	12.8
8	Value added tax (VAT)	21.8
	Total	$ 159.8

The total budget for the El Domo project remains unchanged at $283.6 million, consistent with the February revised budget, with an expected completion date of July 1, 2027. Spending in Q4 Fiscal 2026 totaled $15.9 million. Key activities included site preparation for the processing plant, construction of the ore shed, camp and internal roads, and ordering of major equipment.

Package #1 - Site Preparation/Roads/Channel/TSF/SWD

Package #1 earthworks and related activities have been conducted by CRCC 14 since January 2025, with the capital costs estimated based on the unit prices as indicated in the contract multiplied by the design quantities of each activity.

Package #2 - Open Pit Mining and Stripping

The mining contract for the construction and operation of Package #2 was awarded to China Railway 19th Bureau Group Co., Ltd. ("CRCC19") with the cost estimated based on the optimized mine plan and contracted unit rates of drilling, blasting, and hauling etc received from CRCC19. The Company expects to commence stripping of the open pit in April 2026 and a total of 4.1 million cubic metres of sediments and waste rocks will be stripped.

Package #3 - Processing Plant Construction and Equipment

The detailed process flowsheet and equipment selection for the processing plant construction and equipment have been finalized by Yantai Jinpeng Mining Machinery Co., Ltd, with the cost estimated based on the engineering design, actual contract and purchase prices for major equipment from international vendors, market prices for minor equipment in China plus shipping cost, current construction cost in Ecuador.

Power line construction and Stand-by Diesel Power Generators

The construction of the power line is expected to be initiated in June 2026 and should take approximately 12 months to be completed. The 14MW diesel generator sets will be delivered to site by December 2026 for installation and operation before the completion of the process plant. This mitigation plan will ensure that power is available for commissioning of the process plant in July 2027, regardless of the status of the external power line.

2. Condor Project

In Fiscal 2027, the Company plans first to obtain the environmental permit for small-scale mining, which will then allow the development of two 1,500 metre long underground tunnels totalling 3,000 metres that will provide access to the main ore bodies and to carry out underground drilling to upgrade mineral resource categories into measured and indicated. Based on these results, a Pre-Feasibility or Feasibility Study Report can be completed for a 5,000 t/d underground mine, processing plant and related tailings storage facility per the PEA dated December 22, 2025. The company will also pool with two other property owners that have "small-scale mining permits" and the local community to build a 1,000 tonne per day mill, TSF starter dam, and associated infrastructure. The total capital expenditures at the Condor Project are estimated at $10.9 million in Fiscal 2027.

Fiscal 2027 capital expenditure guidance for Kyrgyzstan Operations

The Company is preparing a separate press release with guidance for its Kyrgyzstan Operations.

Qualified Person

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects and has reviewed and approved the technical information contained in this news release.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things statements regarding the timing of release the Company's Fiscal 2026 audited financial results; guidance for Fiscal 2027 production, cash and AISC; capital expenditures for China Operations in Fiscal 2027; construction of the No. 3 Mill and annual mine throughput at the Ying Mining District; timing of updated NI 43-101 technical reports; total budget for the El Domo project; construction and capital expenditures for the El Domo and Kuanping mines; permitting, development, completion of pre-feasibility study, and capital expenditures for Condor Project; and timing of guidance for the Company's Kyrgyzstan Operations. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia, Ecuador and Kyrgyzstan; ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; integration and operations of Adventus and Chaarat ZAAV CJSC; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations(including flooding and severe weather); conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; uncertainties in geopolitical conditions; public health crises; the Company's investment in New Pacific Metals Corp. and Tincorp Metals Inc.; and the other risk factors described in the Company's Annual Information Form and in the Company's Annual Report on Form 40-F, and other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Silvercorp can also be found in its public reports and filings which are available under its profile at www.sedarplus.ca.

[i] Silver equivalent is calculated by converting the gold metal quantity to its silver equivalent using the ratio between the net realized selling prices of gold and silver achieved, and then adding the converted amount expressed in silver ounces to the ounces of silver.
ii Cash cost and all-in sustaining cost per tonne are non-GAAP measures. Cash cost per tonne is calculated based on the total cash cost on a sales basis, adjusted for changes in inventory, to arrive at total cash cost that is related to ore production during the period. The total cash cost is then further divided into mining cost, shipping cost, and milling cost. Cash cost per tonne is the total of per tonne mining cost, per tonne shipping cost, and per tonne milling cost. All-in sustaining cash cost per tonne is the extension of the cash cost per tonne. All-in sustaining cost per tonne is based on the Company's cash cost, and further include general and administrative expenses, government fees and other taxes, reclamation costs accretion, lease liability payments, and sustaining capital expenditures that are already paid. Mineral resources tax, which mainly is levied based on revenue, are not included in the calculation of all-in sustaining cost.

View original content to download multimedia:https://www.prnewswire.com/news-releases/silvercorp-reports-operational-results-and-financial-results-release-date-for-fiscal-2026-and-issues-fiscal-2027-production-cash-cost-and-capital-expenditure-guidance-302745437.html

SOURCE Silvercorp Metals Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2026/16/c7172.html

%CIK: 0001340677

CO: Silvercorp Metals Inc.

CNW 20:37e 16-APR-26